October 9, 2009

Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, DC 20549

Re:	Klein Retail Centers, Inc.
Letter of Comment dated September 2, 2009
File No. 333-157962

Ms. Garnett:

Attached for filing with the Securities and Exchange Commission is Amendment No.3 to the Klein Retail Centers, Inc. registration statement on Form S-11. Simultaneously with this filing I have delivered a courtesy copy of this amendment marked to show changes to Stacie Gorman, the Staff Attorney of record for this offering, and Jorge Bonilla, the reviewing accountant of record.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated September 2, 2009 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement. The amendment also reflects a correction to the number of outstanding shares and the addition of an underwriter. At the request of the underwriter and as you previously suggested, the selling shareholder prospectus has been included in the primary prospectus.

General Comments

1.
The requested disclosure has been added and begins on page 9 of the prospectus. If in the event that the material that appeared on the Company's website prior to the website becoming password protected is deemed to be an offering of securities and a non-conforming prospectus, the Company believes that the risks associated therewith to any investor in this offering are not material as the website and the material posted thereon was accessed only 214 times and no sales of securities were been made by the Company to any person during or since the posting of that information.  All future investors have information publicly available and a conforming prospectus on which to make an informed investment decision.

CASSIDY & ASSOCIATES LETTER	PAGE NUMBER 2

2.
For reasons outlined in our previous response letter, we do not agree that the mention of the convertible promissory notes offering constitutes a general solicitation. However, we believe that the failure to include such disclosure could be a material omission to investors in this offering if such offering occurred. The notes impose a significant payment obligation on the Company and are convertible into its common stock. The Company intends that any offering of convertible promissory notes would be to accredited investors and only after the effective date of this registration statement. No offers or sales have been made of any of the notes.

Current Operations

3.	The requested disclosure has been added and appears on page 17 of the prospectus.

Mortgage Loan on the Properties

4.	The requested disclosure has been added and begins on page 22 of the prospectus.

Management's discussion and analysis

Current Operations

5.	The requested disclosure has been clarified and appears on page 30 of the prospectus.

6.	The requested disclosure has been updated and appears beginning on page 30 of the prospectus.

Executive Compensation

7.	None of the shares issued to Midwestern Management were issued to Kenneth Klein.

8.	The noted disclosure has been corrected.

Financial Statements

9.	The updated financial statements are filed as part of the prospectus.

Note 5– Stockholders' Equity and Member's Equity; Note 6 – Related Party Transaction

10.	The requested disclosure has been added.

CASSIDY & ASSOCIATES LETTER	PAGE NUMBER 3

Part II

Item 32 and 33. Sales to Special Parties and Sales of Unregistered Securities

11.
On September 11, 2009, the Company filed a Form D with the Securities and Exchange Commission in electronic format in connection with its sales pursuant to Rule 504 of Regulation D. Pursuant to Rules 501 and 502, the offers made pursuant to Rule 504 were not integrated with any other offering and were made with no general solicitation. The shares issued are restricted securities and are not available for resale without registration under the Securities Act of 1933 or an exemption therefrom.

Sincerely, Lee W. Cassidy